                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549





                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 3)






NAME OF ISSUER:                                DAUPHIN DEPOSIT CORPORATION


TITLE OF CLASS
  OF SECURITIES:                               Common Stock, Par Value
                                               $5.00 per share


CUSIP NUMBER:                                  238282107






Check the following box if a fee is being paid with this statement:  [_]







THE FILING OF THIS AMENDMENT NO. 3 TO SCHEDULE 13G SHALL NOT BE CONSTRUED AS AN ADMISSION THAT DAUPHIN DEPOSIT CORPORATION, OR ITS WHOLLY-OWNED SUBSIDIARIES AND AFFILIATES, INCLUDING DAUPHIN DEPOSIT BANK AND TRUST COMPANY, ARE, FOR THE PURPOSES OF SECTION 13(d) OR 13(g) OF THE ACT, THE BENEFICIAL OWNERS OF ANY SECURITIES COVERED BY THIS AMENDMENT NO. 3 TO SCHEDULE 13G.

CUSIP NO. 238282107                                            Page 2 of 5 Pages

--------------------------------------------------------------------------------

 (1)  Names of Reporting Persons                 DAUPHIN DEPOSIT BANK AND TRUST
      SS or IRS Identification Nos.              COMPANY, as fiduciary
      of Above Persons                           IRS No. 231938833

--------------------------------------------------------------------------------

 (2)  Check the Appropriate Box                  (a)
      if a Member of a Group                         ---------------------------
      (See Instructions)                         (b)
                                                     ---------------------------

--------------------------------------------------------------------------------

 (3)  SEC Use Only

--------------------------------------------------------------------------------

 (4)  Citizenship or Place                       Pennsylvania
      of Organization

--------------------------------------------------------------------------------

Number of Shares        (5)  Sole Voting
Beneficially                 Power                                     1,646,904
Owned by Each
Reporting Person        --------------------------------------------------------
With
                        (6)  Shared Voting
                             Power                                       296,312

                        --------------------------------------------------------

                        (7)  Sole Dispositive
                             Power                                       937,234

                        --------------------------------------------------------

                        (8)  Shared Dispositive
                             Power                                     1,005,982

--------------------------------------------------------------------------------

 (9)  Aggregate Amount Beneficially
      Owned by Each Reporting Person                                   1,943,216

--------------------------------------------------------------------------------

(10)  Check if the Aggregate Amount
      in Row (9) Excludes Certain
      Shares (See Instructions)

--------------------------------------------------------------------------------

(11)  Percent of Class Represented
      by Amount in Row (9)                                                6.34%

--------------------------------------------------------------------------------

(12)  Type of Reporting Person                                               BK
      (See Instructions)

--------------------------------------------------------------------------------

                                                               Page 3 of 5 Pages

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G
                  (Under the Securities Exchange Act of 1934)

Item 1(a)         Name of Issuer:
                  --------------

                        DAUPHIN DEPOSIT CORPORATION

Item 1(b)         Address of Issuer's Principal Executive Offices:
                  -----------------------------------------------

                        213 Market Street
                        Harrisburg, PA  17101

Item 2(a)         Name of Person Filing:
                  ---------------------

                        Dauphin Deposit Bank and Trust Company

Item 2(b)         Address of Principal Business Office, or if None, Residence:
                  -----------------------------------------------------------

                        Dauphin Deposit Bank and Trust Company
                        213 Market Street
                        Harrisburg, PA   17101

Item 2(c)         Citizenship:
                  -----------

                        United States

Item 2(d)         Title of Class of Securities:
                  ----------------------------

                        Common Stock, Par Value $5.00 per share

Item 2(e)         CUSIP Number:
                  ------------

                        238282107

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  (a)   [ ]   Broker or Dealer registered under Section 15 of
                              the Act.
                  (b)   [X]   Bank as defined in Section 3(a)(6) of the Act.
                  (c)   [ ]   Insurance Company as defined in Section 3(a)(19)
                              of the Act.
                  (d)   [ ]   Investment Company registered under Section 8 of
                              the Investment Company Act.
                  (e)   [ ]   Investment Advisor registered under Section 203 of
                              the Investment Advisers Act of 1940.
                  (f)   [ ]   Employee Benefit Plan, Pension Fund which is
                              subject to the provisions of the Employee
                              Retirement Income Security Act of 1974 or
                              Endowment Fund; see (S)240.13d-1(b)(1)(ii)(F).

SCHEDULE 13G (Continued)                                       Page 4 of 5 Pages


                  (g)   [ ]   Parent Holding Company, in accordance with
                              (S)240.13-d(1)(b)(ii)(G).
                  (h)   [ ]   Group, in accordance with (S)240.13d(1)(b)(ii)(H).

Item 4            Ownership:
                  ---------

                  (a)   Amount beneficially owned:                     1,943,216

                  (b)   Percent of class:                                  6.34%

                  (c)   Number of shares as to
                        which person has:

                          (i)   Sole power to vote or
                                to direct the vote:                    1,646,904

                         (ii)   Shared power to vote
                                or to direct the vote:                   296,312

                        (iii)   Sole power to dispose
                                or to direct the
                                disposition of shares:                   937,234

                         (iv)   Shared power to dispose
                                or to direct the
                                disposition of shares:                 1,005,982

Item 5            Ownership of Five Percent or Less of a Class:
                  --------------------------------------------

                        N/A

Item 6            Ownership of More than Five Percent on Behalf of Another
                  --------------------------------------------------------
                  Person:
                  ------

                        The filing of this Amendment No. 3 is intended to amend the information provided by Dauphin Deposit Bank and Trust Company as to the shares of Dauphin Deposit Corporation common stock held by it.

                        Dauphin Deposit Bank and Trust Company, a wholly-owned bank subsidiary of Dauphin Deposit Corporation, holds the securities in various fiduciary capacities and in numerous separate accounts. As a result, another entity in every instance is entitled to dividends or proceeds of sale. The number of individual accounts holding an interest of 5% or more is -0-.

SCHEDULE 13G (Continued)                                       Page 5 of 5 Pages


Item 7            Identification and Classification of the Subsidiary Which
                  ---------------------------------------------------------
                  Acquired the Security Being Reported by the Parent Holding
                  ----------------------------------------------------------
                  Company:
                  -------

                        N/A

Item 8            Identification and Classification of Members of the Group:
                  ---------------------------------------------------------

                        N/A

Item 9            Notice of Dissolution of Group:
                  ------------------------------

                        N/A

Item 10           Certification:
                  -------------

                        N/A



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 3, 1997


                                         DAUPHIN DEPOSIT BANK AND TRUST COMPANY



                                         By: /s/ George W. King
                                            ------------------------------------
                                            George W. King
                                            Executive Vice President and
                                            Corporate Secretary